Exhibit 99.3

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF GOLD RESERVE INC.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (the “Rule”) together establish a framework for communication between issuers and their registered and nonregistered shareholders.

The Rule exempts companies from having to deliver interim financial statements and management’s discussion and analysis (“MD&A”) to their registered shareholders if the companies send interim financial statements and MD&A to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements and MD&A, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Supplemental Return Card will be required from you annually in order for you to receive interim financial statements and MD&A. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:        Gold Reserve Inc. (the “Company”)

Cusip # 38068 N 10 8

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its interim financial statements and MD&A.

Name (please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a                                                                                                                  Dated

Company, signature of authorized signatory

If you are interested in receiving the abovementioned information, please complete and return this document to:

Computershare Trust Company, N.A.

P.O. Box 43101

Providence, RI 02940-5068